767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

February 10, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Stacie Gorman

Re:	inVentiv Health, Inc.

Registration Statement on Form S-4

File No. 333-197719

Dear Ms. Gorman:

On behalf of our client, inVentiv Health, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated December 19, 2014. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.

Summary Consolidated Financial Data, page 14

1.	We have reviewed your response to comment 2. Please tell us how you have calculated the impact of synergies adjustments and tell us how it complies with Item 10(e) of Regulation S-K. We may have further comment.

The Company respectfully advises the Staff that it includes “run-rate” cost savings expected to be realized as a result of actions taken or expected in good faith to be taken within 12 months following the end of the reported period in its calculation of the impact of synergies adjustment included on page 16 of the Registration Statement. Cost savings for the year ended December 31, 2013 included headcount reductions, real estate consolidations and sourcing synergies calculated substantially in accordance with the terms of the Company’s debt instruments. The Company respectfully advises the Staff that significant steps had been taken to implement these cost savings and synergies as of December 31, 2013. The Company has revised disclosure on pages 15 and 16 of the Registration Statement to provide this additional detail. The Company also respectfully advises the Staff that for purposes of certain covenants contained in each of the Company’s debt facilities (i.e., Limitation on Restricted Payments, Limitation on Incurrence of Indebtedness and Limitation on Liens), the Company is permitted to make adjustments of this nature when calculating EBITDA.

Securities and Exchange Commission

February 10, 2015

The Company believes that the synergies adjustment complies with Item 10(e) of Regulation S-K. Item 10(e) of Regulation S-K requires, in pertinent part (i) a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP; (ii) a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure calculated and presented in accordance with GAAP; and (iii) a statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations. The Company’s presentation of Synergy Adjusted EBITDA satisfies each of the requirements above as described below:

•	The Company has presented income (loss) from continuing operations with equal or greater prominence as Synergy Adjusted EBITDA in the Registration Statement in satisfaction of clause (i) above.

•	The Company has presented a quantitative reconciliation of Synergy Adjusted EBITDA as calculated in the manner described above and for which significant steps have been taken as of December 31, 2013 to income (loss) from continuing operations in satisfaction of clause (ii) above.

•	The Company discloses on page 15 of the Registration Statement that management uses Synergy Adjusted EBITDA, along with EBITDA and Adjusted EBITDA to assess the performance of the Company’s operations. The Company believes that this statement satisfies clause (iii) above. However in response to the Staff’s comment, the Company further explains to the Staff that Synergy Adjusted EBITDA is useful to the Company in assessing the performance of the business because it allows management to appropriately assess the Company’s operations on a go-forward basis after giving full effect to the benefits of actions taken or in good faith expected to be taken within twelve months as permitted by the Company’s debt instruments. The Company also respectfully advises the Staff that Synergy Adjusted EBITDA is calculated consistently with what the Company has previously reported to holders of its 10% Senior Notes due 2018 on a quarterly basis since 2011 and has revised the Registration Statement on pages 15 and 16 to provide this detail.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8849.

Sincerely yours,

/s/ Heather L. Emmel
Heather L. Emmel
Weil, Gotshal & Manges LLP

cc:	Eric R. Green, inVentiv Health, Inc.